Exhibit 99.1

BROOKFIELD INFRASTRUCTURE L.P.

ELEVENTH AMENDMENT TO THE

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of December 24, 2024 (the “Effective Date”), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof Brookfield Infrastructure Holdings Corporation (previously, Brookfield Infrastructure Corporation) (“BIPC Holdings”) has completed a plan of arrangement (the “Arrangement”), pursuant to which, amongst other things, (i) public holders of class A exchangeable subordinate voting shares (the “Old Class A Shares”) of BIPC Holdings received one (1) class A exchangeable subordinate voting share (each, a “Class A Share”) of Brookfield Infrastructure Corporation (previously, 1505109 B.C. Ltd.) (“New BIPC”) in exchange for each Old Class A Share held and (ii) all of the issued and outstanding Old Class A Shares were transferred by New BIPC to BIPC Holdings in exchange for class A.1 exchangeable subordinate voting shares of BIPC Holdings and cancelled;

AND WHEREAS, the Class A Shares are structured with the intention of providing holders with an economic return equivalent to the limited partnership units of BIP (“BIP Units”), including identical distributions, and are exchangeable for BIP Units on a one-for-one basis (subject to adjustment) (or for the cash equivalent, at the election of New BIPC) in accordance with the terms of the Class A Shares;

AND WHEREAS, it is desirable to amend the Agreement in connection with the Arrangement to reflect the addition of New BIPC as a Service Recipient;

AND WHEREAS, pursuant to Section 18.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Special General Partner and the Limited Partners), without the approval of the Special General Partner or any Limited Partner, may make any amendment that in the sole discretion of the Managing General Partner is necessary or appropriate to reflect and account for the formation of the Partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Agreement and any amendment that the Managing General Partner determines in its sole discretion does not adversely affect the Special General Partner and the Limited Partners considered as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

Section 1.1.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 12, 2018, the Second Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 1, 2019, the Third Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 27, 2020, the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 31, 2020, the Fifth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 21, 2020, the Sixth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 21, 2021, the Seventh Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 24, 2021, the Eighth Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 10, 2022, the Ninth Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 31, 2024 and the Eleventh Amendment to the Amended and Restated Limited Partnership Agreement dated as of December 24, 2024;

Section 1.1.106 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Service Recipient” means the Partnership, BIP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited, Brookfield Infrastructure Corporation, Brookfield Infrastructure Holdings Corporation and, at the option of BIP, any entity in which any of the foregoing or any combination of the foregoing holds, directly or indirectly, all of the common equity or equivalent interests, excluding, for greater certainty, any Operating Entities;

2.	Effective Date

This Amendment shall be effective as of the Effective Date.

3.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

4.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the Effective Date.

MANAGING GENERAL PARTNER: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

[Signature Page – BILP A&R LPA]